UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                   ----------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                        Novex Systems International, Inc.
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.001 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   670019 10 8
                                 (CUSIP NUMBER)

                               Janet L. Dowe, Esq.
                           Dowe, Capetanakis & Preite
                           67 Wall Street, Suite 2001
                            New York, New York 10005
                                 (212) 825-1400
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)


                                November 3, 1999
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosure provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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CUSIP NO. 670019 10 8             Schedule 13D                     Page 2 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Little Wing, L.P., 13-3778596

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [X]

          (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                        2,826,740 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                   2,826,740 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:             2,826,740 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                         12.9%

14.  TYPE OF REPORTING PERSON:                   PN



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CUSIP NO. 670019 10 8             Schedule 13D                      Page 3 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Little Wing Too, L.P., 06-1520333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:        Delaware

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                          289,890 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                     289,890 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:               289,890 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:          [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                           1.3%

14.  TYPE OF REPORTING PERSON:                     PN



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CUSIP NO. 670019 10 8             Schedule 13D                      Page 4 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Quilcap Corp., 13-3780878

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [X]

          (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                        3,116,630 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                   3,116,630 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:             3,116,630 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                         14.2%

14.  TYPE OF REPORTING PERSON:                   CO



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CUSIP NO. 670019 10 8             Schedule 13D                      Page 5 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Trade Winds Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                        2,080,339 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                   2,080,339 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:             2,080,339 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                         9.5%

14.  TYPE OF REPORTING PERSON:                   CO

CUSIP NO. 670019 10 8             Schedule 13D                      Page 6 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Quilcap International Corp., 13-3868725

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [X]
         (b)      [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                        2,080,339 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                   2,080,339 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:             2,080,339 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                         9.5%

14.  TYPE OF REPORTING PERSON:                   CO

CUSIP NO. 670019 10 8             Schedule 13D                      Page 7 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:

          Parker Quillen, SS # ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

7.   SOLE VOTING POWER:                                  0 shares

8.   SHARED VOTING POWER:                        5,196,969 shares

9.   SOLE DISPOSITIVE POWER:                             0 shares

10.  SHARED DISPOSITIVE POWER:                   5,196,969 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:             5,196,969 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:        [ ]

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                         23.6%

14.  TYPE OF REPORTING PERSON:                   IN




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CUSIP NO. 670019 10 8             Schedule 13D                      Page 8 of 11


ITEM 1.   SECURITY AND ISSUER

               The title of the class of equity security to which this statement relates is the common stock, par value $.001 per share ("Common Stock"), of Novex Systems International, Inc., a New York corporation (the "Issuer"), whose principal executive offices are located at 16 Cherry Street, Clifton, New Jersey 07014.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) The filing of this Schedule 13D is made by (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Little Wing Too, L.P. ("Little Wing Too"), a Delaware limited partnership; (iii) Quilcap Corp. ("Quilcap Corp."), a Delaware corporation which is the General Partner of Little Wing and Little Wing Too, respectively; (iv) Trade Winds Fund Ltd. ("Trade Winds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (v) Quilcap International Corp. ("Quilcap International") which is the investment manager for Trade Winds and (vi) Parker Quillen ("Quillen"), the President of Quilcap Corp. and Quilcap International.

               (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Little Wing Too, Trade Winds, Quilcap International and Quillen all share the same address with Little Wing and Quilcap Corp.

               (c) (i) The principal business of each of Little Wing and Little Wing Too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing and Little Wing Too; (iii) the principal business of Trade Winds is that of a private investment entity engaging in the purchase and sale of securities;
          (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Trade Winds; and
          (v) the principal business of Quillen is serving as the President of Quilcap and Quilcap International.

               (d) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding



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CUSIP NO. 670019 10 8             Schedule 13D                      Page 9 of 11


          was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Mr. Quillen is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               An aggregate of 5,041,569 shares of Common Stock held by Little Wing, Little Wing Too, and Trade Winds, respectively, were acquired from the Issuer in exchange for the conversion of the outstanding principle and accrued interest relating to the Issuer's 9% Convertible Debenture Financing. The balance was purchased with their working capital in open market transactions.

ITEM 4.   PURPOSE OF THE TRANSACTION

               Little Wing, Little Wing Too and Trade Winds (the "Reporting Entities") have acquired an equity interest in the Issuer for investment purposes only. The Reporting Entities intend to review their investment in the Common Stock on a regular basis and, depending upon changes in their analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Entities may at any time determine to increase or decrease the amounts of their investment in the Common Stock. The Reporting Entities reserve the right to acquire additional Common Stock, to dispose of some or all of the Common Stock beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as they deem advisable. The determination of the Reporting Entities to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Entities consider to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

               Except as described above, the Reporting Entities have no specific plan or proposal that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, representatives of the Reporting Entities may communicate and ultimately meet with members of the Issuer's management and with other shareholders of the Issuer respecting the performance of the Issuer's management and possible ways in which shareholder value can be maximized.



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CUSIP NO. 670019 10 8             Schedule 13D                     Page 10 of 11


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) As of November 3, 1999, Little Wing beneficially owned 2,826,740 shares of Common Stock constituting approximately 12.9% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 1999. Little Wing engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to November 3, 1999 through the filing date of this Report.

               (b) As of November 3, 1999, Little Wing Too beneficially owned 289,890 shares of Common Stock constituting approximately 1.3% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 1999. Little Wing Too engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to November 3, 1999 through the filing date of this Report.

               (c) As of November 3, 1999, Trade Winds beneficially owned 2,080,339 shares of Common Stock constituting approximately 9.5% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 1999. Trade Winds engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to November 3, 1999 through the filing date of this Report.

               (d) Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Quillen, as President of Quilcap Corp., the general partner to both entities. Trade Winds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quillen, as President of Quilcap International, the investment manager to Trade Winds.

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Not Applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.



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CUSIP NO. 670019 10 8             Schedule 13D                     Page 11 of 11


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000

LITTLE WING, L.P.                           LITTLE WING TOO, L.P.
By: Quilcap Corp., General Partner          By: Quilcap Corp., General Partner

By: /s/: Parker Quillen                     By: /s/: Parker Quillen
    ------------------------------              --------------------------------
    Parker Quillen, President                   Parker Quillen, President

QUILCAP CORP.                               TRADE WINDS FUND LTD.
                                            By: Quilcap International Corp.

By: /s/: Parker Quillen                     By: /s/: Parker Quillen
    ------------------------------              --------------------------------
    Parker Quillen, President                   Parker Quillen, President


QUILCAP INTERNATIONAL CORP.


By: /s/: Parker Quillen                     /s/: Parker Quillen
    ------------------------------          ------------------------------------
    Parker Quillen, President               PARKER QUILLEN